September 2, 2005
VIA HAND DELIVERY
Jennifer R. Hardy, Esquire
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:    Builders FirstSource, Inc.
Registration Statement on Form S-4, filed September 2, 2005
Dear Ms. Hardy:
On behalf of our client, Builders FirstSource, Inc. (the “Company”), reference is made to the registration statement on Form S-4 (the “Registration Statement”) of the Company relating to the Company’s offer to exchange (the “Exchange Offer”) an aggregate principal amount of up to $275,000,000 of its Second Priority Senior Secured Floating Rate Notes due 2012 to be registered under the Securities Act of 1933, as amended (the “New Notes”), for a like principal amount of its issued and outstanding Second Priority Senior Secured Floating Rate Notes due 2012 (the “Old Notes”) filed today by EDGAR transmission in electronic form pursuant to Regulation S-T promulgated by the Securities and Exchange Commission.
I am writing to confirm my discussion with Mr. Matt Franker of the Staff that the Registration Statement is substantially the same as amendment no. 7 to the registration statement on Form S-1, File Number 333-122788 (the “Form S-1”), of the Company that was declared effective on June 22, 2005, in connection with the Company’s initial public offering of shares of the Company’s common stock, other than the following differences between the Registration Statement and the Form S-1: (a) changes necessary to reflect the issuance of the New Notes in the Exchange Offer rather than the primary and secondary offering of shares of the Company’s common stock pursuant to the Form S-1 and (b) inclusion of descriptions of the Exchange Offer, certain registration rights, and the New Notes.
Enclosed for the courtesy of the Staff are two (2) paper copies of the Registration Statement, marked to show all changes from the Form S-1; two (2) unmarked paper

Jennifer R. Hardy, Esquire
September 2, 2005

copies of the Registration Statement; and two (2) paper copies of each of the exhibits filed today with the Registration Statement.
Should you have any questions or want to discuss these matters further, please call the undersigned at (302) 651-3180. Facsimile transmissions may be sent to the undersigned at (302) 651-3001.
Very truly yours,
/s/  Allison L. Amorison
Allison L. Amorison
cc:    Nathan Cheney
 Matt Franker
 Ryan Rohn
 Don McAleenan